Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations & Strategic Finance

Jared.Maymon@Kornit.com

Kornit Digital Reports Second Quarter 2024 Results

●	Second quarter revenues of $48.6 million, in line with previous guidance

●	Second quarter GAAP net loss of $4.9 million; non-GAAP net income of $1.1 million

●	Generated positive cash flow from operations for the second quarter of 2024

●	Both impressions and consumables grew year-over-year during the second quarter

●	Interest in our pilot of the all-inclusive click (“AIC”) program and our Apollo system remains strong, with multiple orders added to our backlog in second quarter

Rosh-Ha’Ayin, Israel – August 7, 2024 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a worldwide market leader in sustainable, on-demand, digital fashionX and textile production technologies, today reported results for the second quarter ended June 30, 2024.

“We are witnessing a pivotal shift to on-demand production in the fashion industry, where consumers are demanding both increased variety and faster delivery.” said Ronen Samuel, Kornit’s Chief Executive Officer. He added, “While the positive impact of these trends on our systems sales remains muted, we again saw growth in impressions and consumables. This supports our view that our customers continue to digest available capacity.”

Mr. Samuel continued, “In the second quarter, we also received several additional Apollo orders, including four on our AIC model. Given the strong initial feedback and traction we have seen with our AIC model, we made the decision to begin piloting the model on the Atlas MAX system for screen replacement customers.” He concluded, “We look forward to updating the investor community on our long-term business plans and capital allocation strategy at our investor event planned on September 10th.”

Second Quarter 2024 Results of Operations

●	Total revenue for the second quarter of 2024 was $48.6 million compared with $56.2 million in the prior year period, due primarily to lower systems revenues.

●	GAAP gross profit margin for the second quarter of 2024 was 45.8% compared with 33.3% in the prior year period. On a non-GAAP basis, gross profit margin was 48.6% compared with 36.1% in the prior year period.

●	GAAP operating expenses for the second quarter of 2024 were $33.0 million compared with $39.6 million in the prior year period. On a non-GAAP basis, operating expenses decreased by 17.9% to $28.0 million compared with the prior year period.

●	GAAP net loss for the second quarter of 2024 was $4.9 million, or ($0.10) per basic share, compared with net loss of $14.3 million, or ($0.29) per basic share, for the second quarter of 2023.

●	Non-GAAP net income for the second quarter of 2024 was $1.1 million, or $0.02 per diluted share, compared with non-GAAP net loss of $7.4 million, or ($0.15) per basic share, for the second quarter of 2023.

●	Adjusted EBITDA loss for the second quarter of 2024 was $1.6 million compared with adjusted EBITDA loss of $10.7 million for the second quarter of 2023. Adjusted EBITDA margin for the second quarter of 2024 was -3.4% compared with -19.1% for the second quarter of 2023.

Third Quarter 2024 Guidance

For the third quarter of 2024, the Company expects revenues to be in the range of $48 million to $52 million and adjusted EBITDA margin between 1% to 6%.

Second Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-800-717-1738 or 1-646-307-1865. The toll-free Israeli number is 972 3 384 8161. The conference confirmation code is 71703.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 (international) and enter confirmation code 1171703. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on August 21, 2024. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashionx and textile production technologies. The Company is writing the operating system for fashion with end-to-end solutions including digital printing systems, inks, consumables, and an entire global ecosystem that manages workflows and fulfillment. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com/.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of adverse macro-economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems and consumables; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$22,522	$39,605
Short-term bank deposit	243,396	235,600
Marketable securities	160,121	57,292
Trade receivables, net	79,461	93,632
Inventory	70,595	67,712
Other accounts receivable and prepaid expenses	27,062	28,546
Total current assets	603,157	522,387

LONG-TERM ASSETS:
Marketable securities	128,396	223,203
Deposits and other long-term assets	10,727	8,209
Severance pay fund	286	283
Property, plant and equipment, net	47,710	50,905
Operating lease right-of-use assets	19,697	23,782
Intangible assets, net	6,623	7,647
Goodwill	29,164	29,164
Total long-term assets	242,603	343,193

Total assets	845,760	865,580

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	4,794	6,936
Employees and payroll accruals	11,865	12,121
Deferred revenues and advances from customers	1,486	2,158
Operating lease liabilities	3,270	5,073
Other payables and accrued expenses	22,152	23,814
Total current liabilities	43,567	50,102

LONG-TERM LIABILITIES:
Accrued severance pay	1,021	1,080
Operating lease liabilities	15,676	18,533
Other long-term liabilities	138	198
Total long-term liabilities	16,835	19,811

SHAREHOLDERS’ EQUITY	785,358	795,667

Total liabilities and shareholders’ equity	$845,760	$865,580

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues
Products	$34,366	$40,083	$63,379	$71,986
Services	14,255	16,116	29,018	31,991
Total revenues	48,621	56,199	92,397	103,977

Cost of revenues
Products	13,271	22,620	28,962	42,999
Services	13,066	14,886	27,012	29,213
Total cost of revenues	26,337	37,506	55,974	72,212

Gross profit	22,284	18,693	36,423	31,765

Operating expenses:
Research and development, net	10,472	12,907	21,824	25,989
Sales and marketing	14,976	18,158	28,772	33,341
General and administrative	7,532	8,541	14,809	17,489
Total operating expenses	32,980	39,606	65,405	76,819

Operating loss	(10,696)	(20,913)	(28,982)	(45,054)

Financial income, net	6,435	7,018	11,781	12,422
Loss before taxes on income	(4,261)	(13,895)	(17,201)	(32,632)

Taxes on income	648	430	907	624
Net loss	$(4,909)	$(14,325)	$(18,108)	$(33,256)

Basic loss per share	$(0.10)	$(0.29)	$(0.38)	$(0.67)

Weighted average number of shares used in computing basic net loss per share	47,535,212	49,554,383	47,573,334	49,720,453

Diluted loss per share	$(0.10)	$(0.29)	$(0.38)	$(0.67)

Weighted average number of shares used in computing diluted net loss per share	47,535,212	49,554,383	47,573,334	49,720,453

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenues	$48,621	$56,199	$92,397	$103,977

GAAP cost of revenues	$26,337	$37,506	$55,974	$72,212
Cost of product recorded for share-based compensation (1)	(490)	(672)	(992)	(1,179)
Cost of service recorded for share-based compensation (1)	(453)	(493)	(872)	(844)
Intangible assets amortization on cost of product (2)	(264)	(263)	(529)	(526)
Intangible assets amortization on cost of service (2)	(160)	(160)	(320)	(320)
Restructuring expenses (3)	-	-	(914)	(89)
Non-GAAP cost of revenues	$24,970	$35,918	$52,347	$69,254

GAAP gross profit	$22,284	$18,693	$36,423	$31,765
Gross profit adjustments	1,367	1,588	3,627	2,958
Non-GAAP gross profit	$23,651	$20,281	$40,050	$34,723

GAAP operating expenses	$32,980	$39,606	$65,405	$76,819
Share-based compensation (1)	(4,926)	(5,385)	(9,453)	(9,772)
Intangible assets amortization (2)	(87)	(152)	(175)	(340)
Restructuring expenses (3)	-	-	(757)	(206)
Non-GAAP operating expenses	$27,967	$34,069	$55,020	$66,501

GAAP Financial income, net	$6,435	$7,018	$11,781	$12,422
Foreign exchange losses associated with ASC 842	(269)	(121)	116	(497)
Non-GAAP Financial income, net	$6,166	$6,897	$11,897	$11,925

GAAP Taxes on income	$648	$430	$907	$624
Non-cash deferred tax income	86	$102	173	$323
Non-GAAP Taxes on income	$734	$532	$1,080	$947

GAAP net loss	$(4,909)	$(14,325)	$(18,108)	$(33,256)
Share-based compensation (1)	5,869	6,550	11,317	11,795
Intangible assets amortization (2)	511	575	1,024	1,186
Restructuring expenses (3)	-	-	1,671	295
Foreign exchange losses associated with ASC 842	(269)	(121)	116	(497)
Non-cash deferred tax income	(86)	(102)	(173)	(323)
Non-GAAP net income (loss)	$1,116	$(7,423)	$(4,153)	$(20,800)

GAAP diluted loss per share	$(0.10)	$(0.29)	$(0.38)	$(0.67)

Non-GAAP diluted income (loss) per share	$0.02	$(0.15)	$(0.09)	$(0.42)

Weighted average number of shares

Shares used in computing GAAP diluted net loss per share	47,535,212	49,554,383	47,573,334	49,720,453

Shares used in computing Non-GAAP diluted net loss per share	49,898,775	49,554,383	47,573,334	49,720,453

(1) Share-based compensation
Cost of product revenues	$490	$672	$992	$1,179
Cost of service revenues	453	493	872	844
Research and development	1,376	1,601	2,671	2,952
Sales and marketing	1,784	1,944	3,366	3,307
General and administrative	1,766	1,840	3,416	3,513
	$5,869	$6,550	$11,317	$11,795
(2) Intangible assets amortization
Cost of product revenues	$264	$263	$529	$526
Cost of service revenues	160	160	320	320
Sales and marketing	87	152	175	340
	$511	$575	$1,024	$1,186

(3) Restructuring expenses
Cost of product revenues	$-	$-	$865	$89
Cost of service revenues	-	-	49	-
Research and development	-	-	235	20
Sales and marketing	-	-	190	186
General and administrative	-	-	332	-
	$-	$-	$1,671	$295

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Cash flows from operating activities:

Net loss	$(4,909)	$(14,325)	$(18,108)	$(33,256)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,191	3,654	6,515	7,527
Fair value of warrants deducted from revenues	(313)	3,332	3,273	5,676
Share-based compensation	5,869	6,550	11,317	11,795
Amortization of premium and accretion of discount on marketable securities, net	16	202	9	525
Realized loss on sale and redemption of marketable securities	-	(43)	-	(3)
Change in operating assets and liabilities:
Trade receivables, net	1,266	(11,248)	14,171	(16,856)
Other accounts receivables and prepaid expenses	970	(1,682)	1,484	(766)
Inventory	(3,868)	4,963	(3,964)	1,940
Operating leases right-of-use assets and liabilities, net	(488)	(555)	(575)	(1,012)
Deposits and other long term assets	(511)	(851)	(1,219)	(1,878)
Trade payables	1,832	(225)	(1,933)	(1,702)
Employees and payroll accruals	1,674	1,752	522	2,489
Deferred revenues and advances from customers	(364)	(2,199)	(672)	(3,237)
Other payables and accrued expenses	123	(4,378)	(2,190)	(38)
Accrued severance pay, net	(30)	(161)	(62)	(62)
Other long - term liabilities	26	(330)	(60)	(690)
Net cash provided by (used in) operating activities	$4,484	$(15,544)	$8,508	$(29,548)

Cash flows from investing activities:

Purchase of property, plant and equipment	$(1,439)	$(1,791)	$(2,723)	$(5,069)
Proceeds from (investment in) short-term bank deposits, net	16,601	(219,997)	(7,796)	54,935
Proceeds from sales and redemption of marketable securities	-	1,250	3,494	5,250
Proceeds from maturities of marketable securities	24,581	7,680	35,879	11,252
Investment in marketable securities	(26,602)	(8,911)	(44,619)	(18,935)
Net cash provided by (used in) investing activities	$13,141	$(221,769)	$(15,765)	$47,433

Cash flows from financing activities:

Exercise of employee stock options	$7	$53	$7	$95
Payments related to shares withheld for taxes	(184)	(302)	(778)	(437)
Repurchase of ordinary shares	(1,427)	(14,066)	(9,055)	(20,818)
Net cash used in financing activities	$(1,604)	$(14,315)	$(9,826)	$(21,160)

Increase (decrease) in cash and cash equivalents	$16,021	$(251,628)	$(17,083)	$(3,275)
Cash and cash equivalents at the beginning of the period	6,501	352,950	39,605	104,597
Cash and cash equivalents at the end of the period	$22,522	$101,322	$22,522	$101,322

Non-cash investing and financing activities:

Purchase of property and equipment on credit	105	219	105	219
Inventory transferred to be used as property and equipment and long term assets	455	-	1,401	-
Property, plant and equipment transferred to be used as inventory	166	-	320	734
Lease liabilities arising from obtaining right-of-use assets	338	(550)	(1,408)	5,487

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP Revenues	$48,621	$56,199	$92,397	$103,977

GAAP Net Loss	(4,909)	(14,325)	(18,108)	(33,256)
Taxes on income	648	430	907	624
Financial income	(6,435)	(7,018)	(11,781)	(12,422)
Share-based compensation	5,869	6,550	11,317	11,795
Intangible assets amortization	511	575	1,024	1,186
Restructuring expenses	-	-	1,671	295
Non-GAAP Operating Loss	(4,316)	(13,788)	(14,970)	(31,778)
Depreciation	2,680	3,079	5,491	6,341
Adjusted EBITDA	$(1,636)	$(10,709)	$(9,479)	$(25,437)